Exhibit 99.1

CAPITALIZATION AND INDEBTEDNESS

The following table sets out the consolidated capitalization and indebtedness of ArcelorMittal at June 30, 2015, prepared on the basis of IFRS. You should read this table together with (i) the Group’s consolidated financial statements and the other financial data appearing in its annual report on Form 20-F for the year ended December 31, 2014, (ii) the Group’s consolidated financial statements and the other financial data as of and for the six months ended June 30, 2015, appearing in its report on Form 6-K filed with the U.S. Securities and Exchange Commission on August 3, 2015 and (iii) the Group’s financial information as of and for the year ended December 31, 2015 appearing in Exhibit 99.2 to this report on Form 6-K.

As of June 30, 2015 (amounts in U.S.$ millions)

Short-term borrowings, including current portion of long-term debt	3,239
Secured and Unguaranteed	71
Guaranteed and Unsecured	136
Secured and Guaranteed	0
Unsecured/Unguaranteed	3,032
Long-term borrowings, net of current portion	18,031
Secured and Unguaranteed	603
Guaranteed and Unsecured	121
Secured and Guaranteed	0
Unsecured/Unguaranteed	17,307
Non-controlling interests	3,020
Equity attributable to the equity holders of the parent	36,813
Ordinary shares(1)	10,011
Treasury shares(1)	(396)
Additional paid-in capital(1)	20,269
Retained earnings	21,295
Reserves(2)	(16,204)
Mandatory convertible subordinated notes(1)	1,838
Total shareholders’ equity	39,833
Total capitalization (Total shareholder’s equity plus Short-term borrowings plus Long-term borrowings)	61,103

(1)	ArcelorMittal delivered 2.3 million shares against 1.8 million mandatory convertible subordinated notes converted at the option of the holders in December 2015 and the remaining 88.2 million notes were converted into shares following the mandatory conversion at maturity that occurred on January 15, 2016. Following these conversions, as of January 15, 2016, ArcelorMittal’s ordinary shares, treasury shares and additional paid-in capital amounted to U.S.$10,633 million, U.S.$(377) million and U.S.$21,472 million, respectively.
(2)	Including U.S.$1,001 million allocated to legal reserve.

As shown in Exhibit 99.2 hereto, ArcelorMittal reported a net loss of $7.9 billion for the year ended December 31, 2015, which together with other comprehensive losses, results in a reduction in equity attributable to shareholders of the parent to approximately U.S.$25 billion.

On October 22, 2015, the Company redeemed its $500 million 3.75% Notes due March 1, 2016, prior to their scheduled maturity for a total amount of $511 million, including premium and accrued interest.

On July 3, 2015, ArcelorMittal completed the offering of CHF 225 million 2.5% Notes due July 3, 2020, issued under the Company’s Euro Medium Term Notes Programme. The proceeds of the issuance were used to repay or prepay existing indebtedness.

On July 2, 2015, the Company redeemed its $1 billion 4.5% Unsecured Notes due August 5, 2015, prior to their scheduled maturity for a total amount of $1,022 million, including premium and accrued interest.